[LETTERHEAD OF WINSTON & STRAWN LLP]

June 23, 2015

BY EDGAR

Mr. Martin James

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Luxottica Group S.p.A.
Form 20-F for the Year Ended December 31, 2014
Filed April 24, 2015
File No. 001-10421

Dear Mr. James:

On behalf of Luxottica Group S.p.A., an Italian corporation (the “Company”), we are responding to the Staff’s comment letter dated June 10, 2015 (the “Comment Letter”) with respect to Luxottica’s Annual Report on Form 20-F for the year ended December 31, 2014 (the “Form 20-F”). We have set forth below in italics each numbered comment in the Comment Letter followed by the Company’s response thereto.

Form 20-F for the Year Ended December 31, 2014

Item 18. Financial Statements

Note 1. Consolidation Principles, Composition of the Group and Significant Accounting Policies

General Information, page F-8

1.                                      You disclose that your financial statements are presented as of and for the years ending December 31, 2014, 2013, and 2012. In line with prior years, the retail division’s fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31st. As such, their fiscal year is as of and for the periods ending January 3, 2014, December 28, 2013, and December 29, 2012. The retail distribution segment represents 58.3%, 59.1%, and

60.9% of your net sales in the periods for 2014, 2013, and 2012. Under IAS 1.51(c), you are required to disclose the date of the end of the reporting period or the period covered by the financial statements. Please explain how you determined that the reporting period was December 31st in each period and not January 3, 2014, December 28, 2013, and December 29, 2012.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company determined that the end of each reporting period was December 31st consistent with the Company’s history, which began with a wholesale business and only entered the retail business later through acquisitions. The Company’s management has always considered the reporting period to end on December 31st of each year. Further, although the Retail Distribution segment represented more than 50% of the Company’s net sales for each of the periods presented, the Wholesale and Manufacturing Distribution segment accounted for more than 50% of the Company’s income from operations for each of the periods presented.

If the Company had used a December 31st reporting period end for the Retail Distribution segment, the change would have had an immaterial impact on the Company’s consolidated financial results, impacting each of total revenues and income from operations by less than 1% for each of the periods presented.

Basis of Presentation, page F-8

2.                                      You present the consolidated statement of income using the function of expense method. In future filings please include the disclosures required by IAS 1.104 regarding disclosure of additional information on the nature of expenses.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company disclosed the additional information of expenses by nature related to depreciation, amortization, operating lease expense, employee benefits expense and share-based compensation expense in notes 10, 11, 22, 28, 29 and 32 to the consolidated financial statements in accordance with IAS 1.104.

The Company will include a table in future filings to reconcile the expenses by function to the expenses by nature in a manner similar to the following:

Year ended December 31,
	2015	2014	2013
(millions of Euros)
Cost of sales
Selling and advertising
General and administrative

Total expense by function

Changes in inventory
Raw material and consumables used
Depreciation and amortization
Operating lease expense
Employee benefits expense
Share-based compensation expense
Other

Total expense by nature

Inventories, page F-12

3.                                      The disclosure in the second sentence does not include work in process inventory, refers to realizable value and not net realizable value, and only discusses obsolete and slow moving inventory. The definition in the third sentence for net realizable value is not the same as net realizable value as defined in IAS 2.6. Please tell us why you excluded work in process inventory from your disclosure and how you account for that inventory. Discuss why you use realizable value and how your policy complies with IAS 2.9. Tell us whether you also consider other reasons that the costs of inventories may not be recoverable such as damage, declines in selling prices, and increased costs of completion. Refer to IAS 2.28. Please also tell us how your policy considered IAS 2.33.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company did not include work in process inventory in the disclosure because there was no provision recorded for work in process inventory for each of the periods presented. The Company includes work in process inventory in its assessment of provisions for write-downs. This will be clarified in future filings.

Work in process inventory is accounted for in accordance with IAS 2.9 at the lower of cost, using the average annual cost method by product line, and net realizable value. The Company utilizes net realizable value in compliance with IAS 2.9. The disclosure will be revised in future filings to clarify that the definition used for net realizable value is the same as that set forth in IAS 2.6.

The Company also considers other reasons that the costs of inventories may not be recoverable such as damage, declines in selling prices and increased costs of completion as required by IAS 2.28. In addition, the Company performs its assessment of the net realizable value at the end of each reporting period and, consistent with IAS 2.33, it considers whether the circumstances that previously caused inventories to be written down below cost no longer exist or whether there is clear evidence of an increase in net realizable value because of changed economic circumstances. The Company will clarify its assessment of these factors in future filings.

4.                                      On page F-21, you also discuss the valuation of your inventories and refer to the recoverable amount. Please tell us why you refer to the recoverable amount on page F-21 instead of net realizable value and how that is consistent with IAS 2.6, IAS 2.7, and IAS 36.2(a).

The Company notes the Staff’s comment and respectfully informs the Staff that it will revise the disclosure in future filings to clarify that the valuation assessment is performed considering the net realizable value consistent with the Company’s policies and IAS 2.6, IAS 2.7 and IAS 36.2(a).

Recognition of Revenues, page F-19

5.                                      Your revenues include sales of goods as well as insurance and administrative fees for your vision care business, eye exams and related professional services, and franchisee revenues from royalties and initial franchise fees. Please show us your revenues by category for 2014, 2013, and 2012 and tell us how you considered the disclosures required by IAS 18.35(b).

The Company notes the Staff’s comment and respectfully provides the revenues by category requested within the table below:

	Year Ended December 31,
	2014	2013	2012
	(millions of Euros)
Break-down of sales by category
Sales of products	7,138.5	6,749.9	6,552.4
Vision care business	388.1	437.5	396.1
Eye-exam and related professional fees	105.9	108.3	121.1
Franchisee revenues	19.8	16.9	16.5

Total net sales	7,652.3	7,312.6	7,086.1

The Company’s business is primarily related to the sales of goods. The total revenues from services and other categories were approximately 7% to 8% of the Company’s total revenues for each period presented and were deemed not to require separate disclosure because they were immaterial. The Company will supplement the disclosure in future filings by adding the above table to show the revenues by category in the notes to the consolidated financial statements.

6.                                      You disclose that wholesale division revenues are recognized from sales of products at the time title and the risks and rewards of ownership of the goods are assumed by the customer. Please tell us how you determine when title and the risks and rewards of ownership of the goods are assumed by the customer. Also explain to us how you considered the other criteria in IAS 18.14 in your accounting policy. In future filings, revise the disclosure to clarify your revenue recognition policy.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company determined that title and the risks and rewards of ownership of goods are assumed by the customer at the time products are delivered. In addition, the Company confirms that revenue is recognized only when all of the other criteria in IAS 18.14 are met.

In future filings, the Company will expand its disclosures related to its revenue recognition policy in the notes to the consolidated financial statements to address the other criteria in IAS 18.14.

7.                                      You disclose that the retail division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. You recognize revenues under these arrangements upon receipt of the products or services by the customer at the retail location. Please briefly describe for us the significant terms of these types of arrangements.

The Company notes the Staff’s comment and respectfully informs the Staff that, in North America, the Company’s retail business enters into discount programs for members of certain affinity associations, such as the American Automobile Association and the American Association of Retired Persons. The terms of such discount programs range from two years to five years. Customers who present a valid membership card typically receive a fixed percentage discount off the retail prices for a range of products and services. Revenue, net of discounts, is recognized when the customer receives the service or product. During 2014, 2013 and 2012, discounts recognized under these programs were $32.9 million, $33.1 million and $50.3 million, respectively.

Use of Accounting Estimates, page F-20

8.                                      On page F-21, you disclose that you assess the useful lives of definite-lived intangible assets on an annual basis. Please tell us whether you also review the amortization method at least at each financial year-end as required by IAS 38.104.

The Company notes the Staff’s comment and respectfully informs the Staff that the Company performs a review of the amortization method of definite-lived intangible assets at least at each financial year-end as required by IAS 38.104.

The Company will revise future filings to clarify that a review of the amortization method is performed at least at each financial year-end.

Note 5 — Segment Information, page F-35

9.                                      We note that in October 2014, you announced the introduction of a new management structure, pursuant to which you appointed co-chief executive officers, with one chief executive officer focused on Markets and the other on Products and Operations. It appears that as a result of this new structure, you have identified your co-Chief Executive Officers as your chief operating decision makers under IFRS 8.7. Please explain to us how the change in your chief operating decision maker affected your operating segments and any information reviewed by your chief operating decision maker.

The Company notes the Staff’s comment and respectfully informs the Staff that the new co-CEO governance model (the “Co-CEO Model”), which was implemented and became effective in January 2015, did not affect the Company’s operating segments and information reviewed by the chief operating decision makers in 2014. In September 2014, the Company announced the adoption of the Co-CEO Model to better respond to the growing complexity of the Company and to the demands of global competition. On October 29, 2014, the Board of Directors granted to Mr. Massimo Vian all managing powers on an interim basis. The Co-CEO Model did not become effective until January 19, 2015 when Mr. Adil Mehboob-Khan was appointed as Chief Executive Officer for Markets and Mr. Massimo Vian was appointed as Chief Executive Officer for Product and Operations.

In addition, following the implementation of the Co-CEO Model, the information that is provided to and reviewed by the co-CEOs is substantially similar to the information that was provided to and reviewed by the Company’s sole CEO prior to January 2015. Accordingly, the change in the Company’s chief operating decision maker has not had any effect to date on its operating segments.

During 2015, the Company will continue to assess the effect, if any, of the Co-CEO Model on the Company’s operating segments and the related disclosure for future filings.

10.                               As a related matter, we note from your disclosures beginning on page 28, that under your Retail Distribution discussion you have a further discussion of Optical Retail brands and Sun and Luxury Retail brands. Please explain to us if your chief operating decision makers assess the performance of any individual brands or group of brands within your Retail Distribution operating segment.

The Company notes the Staff’s comment and respectfully informs the Staff that, as described in the Company’s filings, the Company operates in two segments: (i) Retail Distribution; and (ii) Manufacturing and Wholesale Distribution. The Company’s chief operating decision makers assess the performance of the Company at the operating segment level based on a set of materials that contains information presented at the operating segment level.

The chief operating decision makers also are provided with other information related to the Retail Distribution operating segment, which may include, but is not limited to,

detailed data on geographic area, brands, groups of products, number of stores and comparable same-store sales. However, this supplemental detailed data does not represent the level at which the chief operating decision makers have assessed the Company’s performance or provided performance information to the Company’s Board of Directors, investors or financial analysts.

The Company’s disclosure beginning on page 28 includes supplemental non-financial information such as number of stores by individual brands or group of brands. In future filings, the Company will ensure that the information provided in Part I is consistent with the operating segments disclosed in the notes to the consolidated financial statements and will reflect any changes that the Company may make as a result of its assessment of the effect, if any, of the Co-CEO Model on the Company’s operating segments.

We hope that this letter is fully responsive to your comments. If you have any questions, please call me at (212) 294-2639 or Michael A. Boxer, Executive Vice President and Group General Counsel of Luxottica Group S.p.A., at (516) 918-3003.

Very truly yours,

/s/ David A. Sakowitz
David A. Sakowitz

cc:	Michael A. Boxer
Luxottica Group S.p.A.